Exhibit 4.2

description of the registrant’s securities registered pursuant to section 12 of the securities exchange act of 1934

General

The following is a summary of the rights of capital stock of Ethos Technologies Inc. (the “Company,” “we,” “our” or “us”) and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, our amended and restated investor rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investor rights agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K, as well as the relevant provisions of Delaware General Corporation Law. As of December 31, 2025, our Class A common stock, par value $0.0001 per share, was our only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our authorized capital stock consists of 1,060,000,000 shares, all with a par value of $0.0001 per share, of which:

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1,000,000,000 shares are designated as Class A common stock;
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40,000,000 shares are designated as Class B common stock; and
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20,000,000 shares are designated as preferred stock.

Class A Common Stock and Class B Common Stock

The rights of our Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights.

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 20 votes per share on any matter submitted to our stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the Company, unless different treatment of the shares of the affected series is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected series, voting separately as a series.

Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding fiscal year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected series, voting separately as a series; provided that the holders of Class A common stock and Class B common stock may receive different or disproportionate consideration in connection with our liquidation, if the only difference in the per share consideration to the holders of Class A common stock and Class B common stock is that any securities distributed to the holders of Class B common stock have 20 times the voting power of any securities distributed to the holders of Class A common stock.

Change of Control Transactions

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each series is approved by the affirmative vote of the holders of a majority of the outstanding shares of the series treated differently, voting separately as a series, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the Company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the Company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the Company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below and to the extent that such a right may from time to time be set forth in a written agreement between us and a stockholder.

Conversion of Class B Common Stock

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers set forth in our amended and restated certificate of incorporation, including transfers to certain trusts for estate planning purposes and entities under common control with or controlled by such holder of our Class B common stock. Once converted into Class A common stock, the Class B common stock will not be reissued.

All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the earliest to occur of:

(i) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first time that the number of shares of our Class B common stock, and any shares of Class B common stock underlying equity securities, held by our co-founders, certain immediate family members and their permitted entities and permitted transferees, in the aggregate, is less than 20% of the number of shares of Class B common stock held by our co-founders, certain immediate family members and their permitted entities at 11:59 p.m. Eastern Time on January 30, 2026 (provided that if no such date is fixed by our board of directors, it shall be the 180th date following the first time after 11:59 p.m. Eastern Time on January 30, 2026);

(ii) the last trading day of the fiscal year following the tenth anniversary of January 30, 2026;

(iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on January 30, 2026 that the second of our co-founders experiences a Triggering Event (other than death or disability); or

(iv) the date that is 12 months after the second of our co-founders, Peter Colis and Lingke Wang, experiences a Triggering Event that is death or disability.

A “Triggering Event” is the first to occur of any of the following with respect to each of our co-founders:

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(1) such co-founder is no longer providing services to us as an officer or employee, and (2) such co-founder is no longer a member of our board of directors as a result of a voluntary resignation by such co-founder or as a result of a request of or agreement with such co-founder not to be renominated as a director at a meeting of stockholders;
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such co-founder’s employment with us is terminated for cause; or
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the death or disability of such co-founder.

Founder Voting Proxy

Mr. Colis and Mr. Wang have each entered into a voting proxy in favor of the other such that, upon the occurrence of a Triggering Event with respect to either Mr. Colis or Mr. Wang, a voting proxy will automatically be granted to the co-founder who has not experienced such Triggering Event over all of the shares of Class B common stock held by the co-founder who has experienced the Triggering Event (together with certain of his immediate family members, his related permitted entities and permitted transferees). Pursuant to such proxy, the co-founder who has not experienced the Triggering Event will have exclusive voting control over those shares.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer, a proxy contest, or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called by our board of directors and our secretary upon the request of a majority of our board of directors then in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Staggered Board

Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders by a plurality of the votes cast. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of at least 66 2/3% of the total voting power of all of our outstanding capital stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Class A and Class B common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock (if any) may be entitled to elect.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and any appellate court therefrom (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty; (3) any action or proceeding asserting a claim against us under the Delaware General Corporation Law; (4) any action or proceeding regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action or proceeding asserting a claim against us or any current or former director, officer or other employee that is governed by the internal affairs doctrine.

This choice of forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Act of 1933, as amended (“Securities Act”), the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act In addition, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Certificate of Incorporation Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the total voting power of all of our outstanding capital stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A and Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class A and Class B common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.

Registration Rights

Our amended and restated investors’ rights agreement provides that certain holders of Class A and Class B common stock have certain registration rights as set forth below. The registration of shares of our Class A and Class B common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and not to exceed $50,000, of one counsel for the selling holders of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire after the earlier of January 30, 2031, or with respect to any particular stockholder, such time that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Certain holders of our Class A and Class B common stock are entitled to certain demand registration rights. At any time beginning on July 28, 2026, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least that number of registrable shares as would have an anticipated aggregate offering price of at least $7.5 million.

Piggyback Registration Rights

Certain holders of our Class A and Class B common stock are entitled to certain piggyback registration rights. If we register any securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing to be registered. This piggyback registration right does not apply to (i) a registration relating to the demand registration rights set forth above, (ii) a registration relating solely to the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares held by the holders, or (v) a registration in which the only Class A and/or Class B common stock being registered is Class A and/or Class B common stock issued upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

Certain holders of our Class A and Class B common stock are entitled to certain registration rights on Form S-3. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares would be at least $1.0 million, certain to exceptions set forth in our amended and restated investors’ rights agreement. We are not required to effect more than two Form S-3 registration statements within any 12-month period.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

Our Class A common stock is listed on Nasdaq under the symbol “LIFE.”